

June 9, 2011

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, NY 10022

> **Re:** **American Realty Capital Properties, Inc.**
> **Amendment No. 3 to Form S-11**
> **Filed May 27, 2011**
> **File No. 333-172205**

Dear Mr. Schorsch:

We have reviewed Amendment No. 3 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide a detailed legal analysis as to how your proposed offering complies with Regulation M in the context of the proposed deal structure and with respect to each of the current representations – the use of call options, price stabilization, and short positions.

Prospectus Summary, page 1

Our Manager and ARC, page 3

2.   We note your response to comment 5 of our letter dated May 23, 2011. We reissue our
        comment. Please revise your disclosure to disclose any adverse experiences of your
        sponsor and its affiliates. For example, please add disclosure regarding the adverse
        experience of American Financial Realty Trust in 2006. Additionally, please advise
        whether any of the other programs have experienced any adverse business developments
        and revise your disclosure, as appropriate.

Dilution, page 64

3.   We note your revisions to the footnotes to your dilution table. Please tell us how you
        determined that the adjustment for 'Less: accumulated depreciation and amortization' at
        footnotes 2, 5, and 6 is the same amount as total 'accumulated depreciation and
        amortization' as this amount appears to include accumulated amortization for intangible
        assets.   Please advise or revise.

4.   Please tell us how you determined that the adjustment for 'Cash and cash equivalents' at
        footnotes 5 and 6 are $1.5 million and $40.3 million, respectively. Please advise or
        revise.

Distribution Policy, page 3

5.   We note your response to comment 7 of our letter dated May 23, 2011. We reissue our
        comment. Please add a risk factor that specifically addresses the shortfall of estimated
        cash available for distribution in the summary and risk factor sections of the prospectus.

6.   Please clarify whether the manager will waive its management fee as noted in footnote 1
        or whether the management fee will be deferred as noted in footnote 3.

7.   We note your response to comment 8 of our letter dated May 23, 2011. Please quantify
        how you arrived at the estimates you have added back that are explained in footnotes 1
        and 2. Please include this disclosure in the footnotes.

Selected Financial Data, page 69

8.   It does not appear that certain amounts in 'Cash' and 'Additional paid in capital' agree to
        your pro forma balance sheets. Please advise or revise.

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
June 9, 2011
Page 3

Pro Forma Consolidated Balance Sheets as of December 31, 2010, page F-80

9.   We note your revision to footnote 6 and the related amount on page F-80. It does not
      appear that the amounts in your footnote 6 support the amount you have presented on
      page F-80. Please revise or advise.

Pro Forma Consolidated Statements of Operations for the Three Months ended March 31, 2011,
page F-84

10.   Please revise your filing to disclose the source of the amounts in the 'ARC Income
      Properties, LLC' and 'ARC Income Properties III, LLC' columns.

11.   It appears that you inadvertently omitted an adjustment for 'Depreciation and
      amortization' in the 'Pro Forma Adjustments (Minimum)' column. Please revise or
      advise.

12.   Please tell us how you complied with Item 10(e) of Regulation S-K, or tell us how you
      determined it was appropriate to include a non-GAAP measure on the pro forma
      Statements of Operations.

RBS Citizens, N.A. and Citizens Bank of Pennsylvania, page F-91

13.   We note your response to our prior comment nine. Please revise your filing in response
      to the June 2, 2011 letter from the Division of Corporate Finance, Chief Accountant's
      Office.

Exhibits

14.   We note your response to comment 10 of our letter dated May 23, 2011. We will
      continue to monitor for your response to comment 44 of our letter dated April 14, 2011.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Peter M. Fass, Esq. (*via facsimile*)